Exhibit 2(a)3

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT
This AMENDMENT NO. 1 (this “Amendment”) is made as of January 1, 2019, and is entered into by and between The Southern Company, a Delaware corporation (“Seller”), 700 Universe, LLC, a Delaware limited liability company (“Purchaser”), and NextEra Energy, Inc., a Florida corporation (“Parent”). Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Stock Purchase Agreement, dated as of May 20, 2018, by and between the Seller, Purchaser and Parent (the “Purchase Agreement”).
WHEREAS, the Parties desire to amend the Purchase Agreement as set forth herein.
NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the Parties agree as follows:
1.1    Exhibit D attached hereto shall be added as a new Exhibit D to the Purchase Agreement.
1.2    Schedule I to the Purchase Agreement is deleted in its entirety and replaced with Schedule I attached hereto.
1.3    Schedule II attached hereto shall be added as a new Schedule II to the Purchase Agreement.
1.4    The definitions of “CapEx Shortfall Amount”, “CapEx Tables”, “Elapsed Portion”, “Estimated CapEx Shortfall Amount”, “Indebtedness” and “Purchase Price” in Section 1.1 of the Purchase Agreement shall be deleted in their entirety.
1.5    The following definitions shall be added to Section 1.1 of the Purchase Agreement in the appropriate alphabetical locations:
“CapEx Amount” shall mean the actual amount spent by the Company on its capital expenditures (including up to $9 million in costs of removal related to Hurricane Michael) during the year ended December 31, 2018.
“CapEx Tables” shall mean the tables setting forth the monthly and cumulative capital expenditure targets for 2018 and 2019, set forth in Section 5.1(a)(iii)(y)(I) of the Seller Disclosure Letter.
“Elapsed Portion” shall mean, with respect to the month during which the Closing Date occurs, the number of days elapsed during such month through (and including) the Closing Date divided by the total number of calendar days in such month.
“Estimated CapEx Adjustment Amount” shall mean the amount, which may be positive or negative, equal to (a) the Capex Amount set forth in the Estimated Closing Statement minus (b) the Cumulative CapEx Target.
“Estimated Recoverable Costs Amount” shall mean the Recoverable Costs Amount set forth in the Estimated Closing Statement.

“Final CapEx Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the CapEx Amount set forth in the Final Closing Statement minus (b) the Cumulative CapEx Target.
“Holdback Amount” means an amount equal to $75,000,000.
“Hurricane Michael Condition” shall mean the execution and delivery of an Amended and Restated Operating Agreement between the Company and Mississippi Power Company, with respect to Plant Daniel in accordance with that certain Plant Daniel Transition Agreement, dated as of January 1, 2019, by and among Seller, Purchaser and Parent, in such form and substance as is reasonably satisfactory to each of Seller, Parent and Purchaser in all material respects.
“Indebtedness” shall mean, with respect to a Person, without duplication, and determined in each case in accordance with the Accounting Principles: (a) any indebtedness for borrowed money, whether current, short-term or long-term, secured or unsecured, including obligations evidenced by a note, bond, debenture or similar instruments; (b) any obligations in respect of interest rate hedging arrangements; (c) any obligations in respect of letters of credit or bank guarantees; (d) any obligations issued or assumed as the deferred purchase price of any property or services (other than trade credit incurred in the ordinary course of business); and (e) any guarantee by such Person of any obligations of another Person of the types described in the foregoing clauses (a) through (d). For the avoidance of doubt, “Indebtedness” of the Company shall include any such items attributable to Hurricane Michael.
“Michael Cost Event” shall mean (a) a full evidentiary hearing and decision on the merits by the FPSC on the Michael Petition or (b) the approval by the FPSC of any settlement agreement solely related to the Company’s costs attributable to Hurricane Michael entered into by the Company in good faith.
“Purchase Price” shall mean the aggregate amount determined pursuant to Section 2.2(a) through (e) (as it may be adjusted pursuant to Section 2.7).
“Recoverable Costs Amount” shall mean the amount of the costs incurred by the Company prior to the Closing that are attributable to Hurricane Michael and qualify for recovery pursuant to Section 7 of the Company’s Stipulation and Settlement Agreement dated March 20, 2017 with the FPSC and FPSC Rule 25-6.0143, as calculated in accordance with the principles set forth on Schedule II. In calculating the Recoverable Costs Amount, (a) there will first be a downward adjustment to reflect the tax benefits to Seller derived from booking the applicable losses attributable to Hurricane Michael, calculated using a 21% U.S. federal corporate tax rate (19.845% net of the federal deduction for state taxes) and a 5.5% Florida state corporate income tax rate; then (b) a discount rate of 5.5% per annum will be applied to account for the timing of recoveries to the Company, discounting payments received (on an after-tax basis) on a monthly basis as if all payments received in any month were received on the last day of such month. An example calculation of the Recoverable Costs Amount (representing the Recoverable Costs

Amount estimated as of the Closing), applying the principles set forth on Schedule II, is attached hereto as Exhibit D.
1.6    The following definitions shall be added to Section 1.2 of the Purchase Agreement in the appropriate alphabetical locations:

Disallowed Costs	2.9
Independent Expert	2.6(c)
Michael Petition	5.21
PPP Amount	6.2(e)
1.7    Section 2.2 of the Purchase Agreement is deleted in its entirety and replaced with the following:
2.2.    Closing Payment. In consideration for the Shares, at the Closing, Purchaser shall, and Parent shall cause Purchaser to, deliver to Seller (and/or one or more of Seller’s designees), in cash, an aggregate of (a) $5,750,000,000.00, plus (b) the Estimated Working Capital Adjustment Amount, if any, plus (c) the Estimated CapEx Adjustment Amount, if any, less (d) the amount, if any, of Indebtedness of the Company set forth in the Estimated Closing Statement, plus (e) the Estimated Recoverable Costs Amount (the amounts in (b), (c), (d) and (e), together, the “Closing Payment Adjustments”) less (f) the Holdback Amount.
1.8    Section 2.3(a) of the Purchase Agreement is deleted in its entirety and replaced with the following:
(a)    The Closing shall take place at the offices of Jones Day, 1420 Peachtree Street, Atlanta, Georgia 30309, at 12:01 a.m. Central Time on January 1, 2019 (subject to the fulfillment or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII that by their nature are to be fulfilled or, to the extent permitted by applicable Law, waived on the Closing Date) (the “Closing Date”). For the avoidance of doubt, the Closing shall be deemed to have occurred at 12:01 a.m. Central Time on the Closing Date.
1.9    Section 2.4(a) of the Purchase Agreement is deleted in its entirety and replaced with the following:
(a)    Unless the Parties otherwise agree, not less than five Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a statement with a written estimate of each of (i) Working Capital, (ii) Indebtedness of the Company, (iii) the CapEx Amount and (iv) the Recoverable Costs Amount, in each case as of the Closing (the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (A) Seller’s determination of the Closing Payment Adjustments and the Purchase Price after giving effect to the Closing Payment Adjustments and (B) the account or accounts to which Purchaser shall transfer the Purchase Price pursuant to Section 2.3. For the avoidance of doubt, the estimate of the Indebtedness of the Company as of the Closing set forth on the Estimated Closing Statement shall give effect to the repayment of Repayment

Debt pursuant to Section 5.16, which repayment shall have been completed at or prior to the Closing.
1.10    Section 2.5(a) of the Purchase Agreement is deleted in its entirety and replaced with the following:
(a)    Within 90 days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller statements of (i) Working Capital, (ii) Indebtedness of the Company, (iii) the CapEx Amount and (iv) the Recoverable Costs Amount, in each case as of the Closing (collectively, the “Initial Closing Statement”). The Initial Closing Statement shall be prepared in accordance with the Accounting Principles and in accordance with GAAP, in each case applied consistently with their application in connection with the preparation of the Company Financial Statements.
1.11    Sections 2.5(b) and (c) of the Purchase Agreement are deleted in their entirety and replaced with the following:
(b)    Following the Closing through the date that the Final Closing Statement becomes final and binding (or, if a later date is reasonably requested by a Party with respect to such Party’s accounting or regulatory requirements, including for the avoidance of doubt any preparation of filings to be made with FERC, such later requested date), each Party and its Affiliates and representatives shall be permitted to access and review the books, records and work papers of the other Parties relating to the Company (including pre-Closing transactional data), and the non-requesting Party shall, and shall cause its Affiliates (including the Company) and its and their respective employees, accountants and other representatives to, cooperate with and assist the requesting Party and its Affiliates and representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent reasonably requested; provided, that the accountants of the non-requesting Party and its Affiliates shall not be obliged to make any books, records or work papers available to the requesting Party and its Affiliates except in accordance with such accountant’s normal disclosure procedures and then only after the requesting Party or its Affiliate, as applicable, has signed a customary agreement relating to such access to books, records and work papers.
(c)    Purchaser agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Company Financial Statements or the Initial Closing Statement is based, or on which the Final Closing Statement is to be based, that would impede or delay the determination of the amount of Working Capital and Indebtedness of the Company as of the Closing, the CapEx Amount or the Recoverable Costs Amount or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.
1.12    Sections 2.6(c), (d) and (e) of the Purchase Agreement are deleted in their entirety and replaced with the following:

(c)    If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Seller and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Grant Thornton LLP (the “Independent Accounting Firm”) or, if the dispute is with respect to the Recoverable Costs Amount, to a mutually agreed upon independent expert (the “Independent Expert”). Within 30 days after submission of such matters to the Independent Accounting Firm or Independent Expert, as applicable, such firm or expert shall make a final determination in accordance with the terms and definitions of this Agreement (and the Accounting Principles or, if the dispute is with respect to the Recoverable Costs Amount, the principles set forth in Schedule II) based solely on the written submissions of the Parties, binding on the Parties, of the appropriate amount of each of the matters that remain in dispute as indicated in the Notice of Disagreement that Seller and Purchaser have submitted to the Independent Accounting Firm or the Independent Expert. With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter. The Independent Accounting Firm and Independent Expert, as applicable, shall not review or make any determination with respect to any matter other than the matters that remain in dispute as indicated in the Notice of Disagreement. The statements of (i) Working Capital, (ii) Indebtedness of the Company, (iii) the CapEx Amount and (iv) the Recoverable Costs Amount that are final and binding on the Parties, as determined either through agreement of the Parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), are referred to as the “Final Closing Statement.”
(d)     All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm or the Independent Expert shall be borne equally by Seller, on the one hand, and Purchaser on the other hand. During the review by the Independent Accounting Firm or the Independent Expert, each of Purchaser and Seller shall, and shall cause its respective Affiliates (including, in the case of Purchaser, the Company) and its and their respective employees, accountants and other representatives to, each make available to the Independent Accounting Firm or the Independent Expert interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm or the Independent Expert to fulfill its obligations under Section 2.6(c); provided, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm or Independent Expert except in accordance with such firm’s or expert’s normal disclosure procedures and then only after such firm or expert has signed a customary agreement relating to such access to work papers. In acting under this Agreement, the Independent Accounting Firm or Independent Expert shall act as an expert and not an arbitrator.
(e)    The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the Closing Payment Adjustments, the Post-Closing Adjustment and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith. For the avoidance of doubt, the calculations to be made pursuant to Section 2.5 and this Section 2.6 and the Closing Payment Adjustments and Post-Closing Adjustment are not intended to be used to adjust for errors or omissions that may be found with respect to the Company Financial Statements or any inconsistencies between the Company Financial Statements or the Accounting Principles, on the one hand, and GAAP, on the other hand. After the determination of the Final Closing Statement, but subject to Section 2.9, none of the Parties shall have the right to make any claim based upon the preparation of the Final Closing Statement or the calculation of Working Capital or Indebtedness as of the Closing or the CapEx Amount (even if subsequent events or subsequently discovered facts would have affected the determination of the Final Closing Statement or the calculations of Working Capital, Indebtedness or the CapEx Amount had such subsequent events or subsequently discovered facts been known at the time of the determination of the Final Closing Statement), or the Recoverable Costs Amount.
1.13    Section 2.7 of the Purchase Agreement is deleted in its entirety and replaced with the following:
2.7    Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a)(i) the Final Working Capital Adjustment Amount minus (ii) the Estimated Working Capital Adjustment Amount minus (b) (i) the amount of Indebtedness of the Company set forth in the Final Closing Statement minus (ii) the amount of Indebtedness of the Company set forth in the Estimated Closing Statement plus (c)(i) the Final CapEx Adjustment Amount minus (ii) the Estimated CapEx Adjustment Amount plus (d)(i) the Recoverable Costs Amount set forth in the Final Closing Statement minus (ii) the Estimated Recoverable Costs Amount. If the Post-Closing Adjustment is a positive amount, then Purchaser shall, and Parent shall cause Purchaser to, pay in cash to Seller (or one or more Affiliates designated by Seller) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment. Any such payment pursuant to this Section 2.7 shall be made within ten Business Days after the determination of the Final Closing Statement by wire transfer of immediately available funds. The Parties acknowledge and agree that the Closing Payment Adjustments pursuant to Section 2.2 and the Post-Closing Adjustment pursuant to this Section 2.7 (and other applicable provisions of this Agreement) will be read to ensure that (i) there is no benefit to Seller as a result of Hurricane Michael and (ii) there is no duplication of the amounts set forth above in this Agreement with respect to Hurricane Michael.
1.14    The following shall be added to the Purchase Agreement as Section 2.8 and Section 2.8 of the Purchase Agreement shall be renumbered as Section 2.9:
2.8    Holdback. Within five Business Days after the satisfaction of the Hurricane Michael Condition, Purchaser shall, and Parent shall cause Purchaser to, deliver to Seller (or to any Affiliate designated by Seller), by wire transfer of immediately available funds an amount equal to the Holdback Amount.
1.15    The following shall be added to the Purchase Agreement as a new Section 2.10:

2.10    Determination of Disallowed Costs. To the extent that any portion of the Recoverable Costs Amount set forth in the Final Closing Statement is disallowed pursuant to a Michael Cost Event (any such costs, the “Disallowed Costs”), within 60 days of such Michael Cost Event, Purchaser shall prepare in good faith and deliver to Seller a statement setting forth Purchaser’s calculation of the Disallowed Costs. Following the delivery of such statement, for a period of 30 days thereafter, Seller and its Affiliates and representatives shall be permitted to access and review the books, records and work papers of the Company related to Purchaser’s calculation of the Disallowed Costs, and Purchaser shall, and shall cause its Affiliates (including the Company) and its and their respective employees, accountants and other representatives to, cooperate with and assist Seller and its Affiliates and representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent reasonably requested; provided, that the accountants of Purchaser and its Affiliates shall not be obliged to make any books, records or work papers available to Seller and its Affiliates except in accordance with such accountant’s normal disclosure procedures and then only after Seller or its Affiliate, as applicable, has signed a customary agreement relating to such access to books, records and work papers. Following such 30 day review period, the Parties will negotiate in good faith to resolve any disputes with respect to Purchaser’s calculation of the Disallowed Costs and, if any such disputes have not been resolved within an additional 15 days thereafter, then the provisions of Sections 2.6(c) and (d) shall apply to such determination, mutatis mutandis. Within ten Business Days of the final determination of the Disallowed Costs in accordance with this Section 2.9, Seller shall pay 80% of the amount of such Disallowed Costs by wire transfer of immediately available funds to an account designated by Purchaser.
1.16    The following shall be added to the Purchase Agreement as a new Section 5.21:
5.21    FPSC Petition Filing. As soon as reasonably practicable after the Closing, Parent and Purchaser shall cause the Company to file a petition with the FPSC (as amended, modified or supplemented from time to time, the “Michael Petition”) pursuant to Section 7 of the Company’s Stipulation and Settlement Agreement, dated March 20, 2017, for the recovery of the amount of costs attributable to Hurricane Michael that qualify for recovery pursuant to such Section 7 and FPSC Rule 25-6.0143, which Petition shall request that such amounts be collected from customers over such period as would result in an increase in monthly residential customer bills in an amount equal to $8.00 per 1,000 kilowatt hour. Prior to filing the Michael Petition, Parent and Purchaser shall give Seller a reasonable opportunity to review and comment upon the Michael Petition and shall consider in good faith any such comments submitted by Seller.
1.17    The first clause of Section 6.1(a) of the Purchase Agreement shall be revised to read as follows: “For a period commencing on the Closing Date and expiring on December 31, 2020 (the “Continuation Period”)”.
1.18    Section 6.2(e) of the Purchase Agreement is deleted in its entirety and replaced with the following:

(e)    Incentive Program. On or prior to February 25, 2019, Seller (or one of its Affiliates) shall pay to Parent (or one of its Affiliates) all amounts of compensation accrued, but not paid, to any Company Employee through the Closing Date with respect to any annual cash performance pay program of the Company, Seller, or an Affiliate of Seller (the “PPP Amount”). In addition, on or prior to February 25, 2019, Seller shall provide Parent a schedule of the amounts to be paid to each applicable Company Employee. On or about the date Seller and its Affiliates make payments to the employees of Seller and its Affiliates with respect to any annual cash performance pay programs of Seller or an Affiliate of Seller, Parent or one of its Affiliates shall pay the PPP Amount to the applicable Company Employees. Other than the commitment to pay the PPP Amount pursuant to this Section 6.2(e), Parent and its Affiliates (including the Company and its Subsidiaries) shall have no Liabilities in respect of the annual cash performance pay programs of Seller or its Affiliates, all of which shall be retained by Seller or its Affiliates (other than the Company and its Subsidiaries).
1.19    The first clause of Section 10.5 of the Purchase Agreement shall be revised to read as follows: “Except with respect to the matters covered by Sections 2.5 through 2.7 and 2.9 (which shall be governed exclusively by such sections) and with respect to any matter relating to Taxes (which shall be governed exclusively by Article VII) and except for the Parties’ right to seek and obtain any equitable relief pursuant to Section 11.13”.
1.20    This Amendment (as well as any claim or controversy arising out of or relating to this Agreement or the transactions contemplated hereby) shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of laws rules thereof that would otherwise require the laws of another jurisdiction to apply.
1.21    This Amendment may be executed in multiple counterparts (each of which will be deemed an original, but all of which together will constitute one and the same instrument). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
1.22    This Amendment will not constitute an amendment, modification or waiver of any other provision of the Purchase Agreement not expressly referenced herein. Except as specifically amended hereby, the text of the Purchase Agreement and the Schedules and Exhibits thereto will remain unchanged and in full force and effect.
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IN WITNESS WHEREOF, this Amendment has been signed by or on behalf of Seller, Purchaser and Parent as of the date first set forth above.

700 UNIVERSE, LLC

By:	/s/Mark E Hickson
Name: Mark E. Hickson
Title: Vice President

NEXTERA ENERGY, INC.

By:	/s/Mark E Hickson
Name: Mark E. Hickson
Title: Executive Vice President

[Signature Page to Stock Purchase Agreement Amendment No. 1 – Electric]

THE SOUTHERN COMPANY

By:	/s/James Y. Kerr II
Name: James Y. Kerr II
Title: Executive Vice President, Chief Legal Officer and Chief Compliance Officer

[Signature Page to Stock Purchase Agreement Amendment No. 1 – Electric]